Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Norcraft Companies, Inc.

at

$25.50 Per Share, Net in Cash,

by

Tahiti Acquisition Corp.

an indirect wholly-owned subsidiary of

Fortune Brands Home & Security, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 11, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE SO EXTENDED, THE “EXPIRATION DATE”), UNLESS EARLIER TERMINATED BY THE PURCHASER.

Tahiti Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Fortune Brands Home & Security, Inc., a Delaware corporation (“Fortune Brands”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Norcraft Companies, Inc., a Delaware corporation (“Norcraft”), at a price of $25.50 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for any securities convertible into Shares (including LLC units of Norcraft Companies, LLC (“LLC Units”)), options to purchase Shares or other equity awards. The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of March 30, 2015, by and among Norcraft, Fortune Brands and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Norcraft, with Norcraft continuing as the surviving corporation and an indirect wholly-owned subsidiary of Fortune Brands (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Norcraft as treasury stock or by a Norcraft subsidiary or owned by Fortune Brands or the Purchaser, all of which will be canceled and shall cease to exist, and (ii) Shares owned by stockholders of Norcraft who or which are entitled to demand, and who properly demand, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes.

THE NORCRAFT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NORCRAFT’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the Norcraft Board of Directors (the “Norcraft Board”) has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Norcraft and its stockholders; (ii) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger); (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) authorizing that the Merger be governed by Section 251(h) of the DGCL, if applicable.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the “Minimum Condition” and the other conditions described in Section 15—“Conditions to the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 8 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares pursuant to the Offer.

IMPORTANT

Any stockholder of Norcraft wishing to tender Shares pursuant to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), together with either certificates representing the Shares tendered, or tender your Shares by book-entry transfer with a Letter of Transmittal or an Agent’s Message, in each case by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Norcraft who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the Introduction to this Offer to Purchase) or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein and identified below) at its address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Letter of Transmittal, certificates for Shares and any other required documents must reach the Depositary prior to the Expiration Date, unless the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

Tahiti Acquisition Corp., an indirect wholly-owned subsidiary of Fortune Brands, is offering to purchase all outstanding Shares at a price of $25.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Norcraft, may have about the Offer and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “Purchaser,” “we,” “our,” or “us” refer to Tahiti Acquisition Corp.

Who is offering to buy my Shares?

We are Tahiti Acquisition Corp., a Delaware corporation recently formed for the purpose of making this Offer. We are an indirect wholly-owned subsidiary of Fortune Brands. We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and the Support Agreements (see Section 12—“The Transaction Agreements”—“The Support Agreements”) and activities in connection with the Offer. Upon the terms and subject to the conditions set forth in this Offer to Purchase, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 9—“Certain Information Concerning Fortune Brands and the Purchaser.”

Fortune Brands is a leading home and security products company that competes in attractive long-term growth markets in its categories. With a foundation of market-leading brands across a diversified mix of channels, and lean and flexible supply chains, as well as a tradition of strong product innovation and customer service, Fortune Brands sells its products through a wide array of sales channels, including kitchen and bath dealers, wholesalers oriented toward builders or professional remodelers, industrial and locksmith distributors, “do-it-yourself” remodeling-oriented home centers and other retail outlets. Fortune Brands hold market leadership positions in each of its business segments, fueled by a strong portfolio of trusted brands including Moen faucets, Master Lock and SentrySafe security products, MasterBrand cabinets and Therma-Tru doors. See Section 9—“Certain Information Concerning Fortune Brands and the Purchaser.”

Pursuant to the Merger Agreement, the Purchaser has agreed to, and Fortune Brands has agreed to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer.

How many shares of Norcraft common stock are you offering to purchase?

We are seeking to purchase all of the issued and outstanding Shares, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $25.50 per Share, net to you, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares pursuant to the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because the Purchaser and Fortune Brands want to acquire Norcraft. See Sections 1—“Terms of the Offer” and 13—“Purpose of the Offer; No Stockholder Approval; Plans for Norcraft.”

Is there an agreement governing the Offer?

Yes. Norcraft, Fortune Brands and the Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions to the Offer and, following consummation of the Offer, the Merger. See Section 12—“The Transaction Agreements.”

Has the Norcraft Board approved the Offer?

Yes. After careful consideration, the Norcraft Board has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Norcraft and its stockholders; (ii) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger); (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) authorizing that the Merger be governed by Section 251(h) of the DGCL, if applicable.

Accordingly, the Norcraft Board has unanimously recommended that you accept the Offer and tender your Shares pursuant to the Offer. Norcraft’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the SEC in connection with the Offer and is being mailed to the stockholders of Norcraft with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	immediately prior to the Expiration Date, there shall have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares that when added to the Shares then owned by Fortune Brands and its subsidiaries would represent one Share more than one-half (1/2) of all Shares then outstanding on a fully diluted basis. We refer to this condition as the “Minimum Condition,” which is more fully described in Section 15—“Conditions to the Offer”;

•

(i) any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated or prior to the Expiration Date or (ii) the affirmative approval or clearance of Governmental Authorities required under Antitrust Laws of the United States relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger having been obtained; and

•	the absence of any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 12—“The Transaction Agreements”).

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the Offer can be found in Section 15—“Conditions to the Offer.”

We reserve the right to waive some of the conditions to the Offer without Norcraft’s consent. We cannot, however, waive or change the Minimum Condition without the consent of Norcraft. See Section 15—“Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer and do you have financial resources to make payment?

Fortune Brands and the Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $600 million, including related transaction fees and expenses. Fortune Brands and the Purchaser anticipate funding these payments with cash on hand and from existing credit facilities. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL);

•	there is no financing condition to the completion of the Offer; and

•	Fortune Brands has cash on hand and through existing credit facilities that will be sufficient to finance the Offer and the Merger.

See Sections 10—“Source and Amount of Funds” and 12—“The Transaction Agreements—The Merger Agreement.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

Unless we extend or terminate the Offer, you will have until 11:59 p.m., New York City time, on May 11, 2015, to tender your Shares pursuant to the Offer. If we extend the Offer, you will have until the expiration of the Offer as so extended to tender your Shares pursuant to the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, so long as neither Norcraft nor Fortune Brands terminates the Merger Agreement in accordance with its terms, we may, if on any then-scheduled Expiration Date any of the Offer Conditions (as described in Section 15—“Conditions to the Offer”) has not been satisfied, or waived by Fortune Brands or us if permitted under the Merger Agreement, extend the Offer for one or more consecutive increments of not more than five business days each or such other number of business days as we, Fortune Brands and Norcraft may agree upon until the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) October 30, 2015. In addition, if on any then-scheduled Expiration Date any of the Offer Conditions (as described in Section 15—“Conditions to the Offer”) have not been satisfied or waived, at the request of Norcraft, we will extend the Offer, on one or more occasions, of not more than five business days each or such other number of business days as we, Fortune Brands and Norcraft may agree upon until the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) October 30, 2015. In addition, we will extend the Offer for the minimum period required by (i) applicable laws, statutes, ordinances, codes, rules, regulations, decrees judgments, injunctions and orders of any Governmental Authority, or (ii) the applicable rules, regulations, interpretations or positions of the SEC or its staff or the New York Stock Exchange (the “NYSE”). Pursuant to the Merger Agreement, Purchaser may not terminate the Offer prior to the Expiration Date unless the Merger Agreement is validly terminated in accordance with its terms.

See Section 1—“Terms of the Offer” for more details on our obligations and ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the expiration of the Offer and, unless previously accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered

Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Will the consummation of the Offer be followed by a merger if less than all of the Shares are tendered pursuant to the Offer?

Yes. If we accept for payment at least such number of Shares as satisfies the Minimum Condition, as defined in Section 15—“Conditions to the Offer,” and the other conditions to the Merger are satisfied or waived, we, Fortune Brands and Norcraft will cause the merger of us into Norcraft to become effective as soon as practicable following the consummation of the Offer in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Norcraft to adopt the Merger Agreement or any other action by the stockholders of Norcraft pursuant to Section 251(h) of the DGCL. If the Merger takes place, each Share issued and outstanding immediately prior to the effective time of the Merger including as a result of the conversion of LLC Units of Norcraft Companies LLC (other than (i) Shares held by Norcraft as treasury stock or a Norcraft subsidiary or owned by Fortune Brands or the Purchaser, all of which will be canceled and will cease to exist, and (ii) Shares owned by any stockholder of Norcraft who or which is entitled to demand, and who or which properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive $25.50 per Share, net in cash, without interest and less any applicable withholding taxes (or any higher price per Share that is paid to the stockholders of Norcraft pursuant to the Offer) and Norcraft will become an indirect wholly-owned subsidiary of Fortune Brands. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Norcraft continue as a public company?

No. Following the purchase of Shares tendered, we expect to promptly consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Norcraft will be required in connection with the Merger. If the Merger occurs, Norcraft will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Board of Governors’ of the Federal Reserve System, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7—“NYSE Listing; Exchange Act Registration; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Norcraft will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“NYSE Listing; Exchange Act Registration; Margin Regulations.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of Fortune Brands, the Purchaser and Norcraft to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur on the date of, and as promptly as practicable following, the consummation of the Offer without a subsequent offering period. See Section 1—“Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain persons holding Shares or the right to acquire Shares pursuant to exchange agreements for the exchange of LLC Units (Mark Buller, Herb Buller, Erna Buller, Philip Buller, David Buller, James Buller, SKM Equity Fund III, L.P., SKM Investment Fund, Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and BTO Trimaran, L.P. (each, a “Support Stockholder” and, collectively, the “Support Stockholders”) entered into tender and support agreements with Fortune Brands and the Purchaser, as amended (each, a “Support Agreement” and, collectively, the “Support Agreements”) pursuant to which each Support Stockholder agreed, among other things and subject to the terms and conditions set forth therein, to (i) tender and not withdraw the Shares beneficially owned by such Support Stockholder promptly following the commencement of the Offer but not later than two business days prior to the initial expiration date of the Offer (including any Shares that such Support Stockholder receives as a result of exercising Options or converting LLC Units or other securities) and (ii) vote such Shares against any action or agreement that would reasonably be expected in any material respect to impede, intervene with or prevent the Offer or the Merger. An aggregate of up to 10,586,377 Shares, or approximately 53.6% of the outstanding Shares (including LLC Units but excluding options), are subject to the Support Agreements. The Support Agreements will terminate upon termination of the Merger Agreement in accordance with its terms in order for Norcraft to accept a Superior Offer and upon certain other circumstances. The Support Agreement applies to the Support Stockholder solely in the Support Stockholder’s capacity as a holder of Shares, LLC Units, Options or other equity interests in Norcraft and not in the Support Stockholder’s capacity as a director, officer or employee of Norcraft or in such Support Stockholder’s capacity as a trustee or fiduciary of any Norcraft benefit plan or trust. See Section 11—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On March 27, 2015, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NYSE during normal trading hours was $22.90 per Share. On April 13, 2015, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NYSE was $25.63 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as described in Section 15—“Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $25.50 in cash, without interest and less any applicable withholding taxes promptly following the Expiration Date. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under Norcraft’s 2013 Equity Plan (each, an “Option” and, collectively, “Options”). Pursuant to the Merger Agreement, as of the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time will be canceled without any action on the part of any holder of any Option in consideration for the right at the Effective Time to receive a cash payment with respect thereto equal to the product of (A) the number of Shares subject to such Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, less any required withholding of taxes (the “Option Cash Payment,” and the sum of all such payments, the “Total

Option Cash Payments”), which will be paid through Norcraft’s payroll on the first regular Norcraft payroll date following the Effective Time or as soon as thereafter as reasonably practicable. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my LLC Units in the Offer?

The Offer is made only for Shares and is not made for any units (“LLC Units”) of Norcraft Companies, LLC, a subsidiary of Norcraft, which may be converted into Shares in certain circumstances. Pursuant to the Merger Agreement, prior to the Effective Time, each LLC Unit (other than those held by Issuer or its subsidiaries) will convert to a Share on a one-to-one basis pursuant to an exchange agreement between the holders of LLC Units and Norcraft. These Shares will be converted into the right to receive the Merger Consideration at the Effective Time. See Section 11—“The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder that is a “U.S. holder” (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will generally be long-term capital gain or loss provided that the stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-United States income and other tax laws) of the Offer and the Merger.

If I tender my Shares, will I have the right to have my shares appraised?

No appraisal rights are available in connection with the Offer, and Norcraft stockholders who tender shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, however, Norcraft stockholders whose Shares have not been purchased by the Purchaser pursuant to the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Norcraft stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Norcraft. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by the Purchaser pursuant to the Offer and the Merger. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of Norcraft who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

The foregoing summary of the rights of Norcraft stockholders under the DGCL is qualified in its entirety by the full text of Section 262 of the DGCL, which is filed as Annex II to Norcraft’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you with this Offer to Purchase, and which is incorporated herein by reference. A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals.”

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Norcraft:

INTRODUCTION

Tahiti Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Fortune Brands Home & Security, Inc., a Delaware corporation (“Fortune Brands”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Norcraft Companies, Inc., a Delaware corporation (“Norcraft”), at a price of $25.50 per Share net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 30, 2015 (as it may be amended or supplemented, the “Merger Agreement”), by and among Norcraft, Fortune Brands and the Purchaser. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the grant of any required approval of the Offer, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) by any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality (“Governmental Authority”), (iii) the absence of a Company Material Adverse Effect (as defined in Section 12—“The Transaction Agreements”—“The Merger Agreement”—“Representations and Warranties”) and (iv) certain other conditions described in Section 15—“Conditions to the Offer.” The term “Minimum Condition” is defined in Section 15—“Conditions to the Offer” and generally requires that the Shares that have been validly tendered and not validly withdrawn (not including as tendered those Shares that are tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date) prior to the Expiration Date, when added to any Shares already owned by Fortune Brands or the Purchaser or any of their respective subsidiaries, represent one Share more than one-half (1/2) of the sum of all Shares then outstanding on a fully diluted basis.

Norcraft has advised Fortune Brands that, as of March 30, 2015, there were (i) 17,311,573 Shares issued and outstanding, (ii) 2,029,413 Shares reserved for issuance pursuant to Norcraft’s 2013 Equity Plan (as defined below) (including, as of March 30, 2015, outstanding options to purchase 1,142,383 Shares), and (iii) 2,426,167 LLC units of Norcraft Companies LLC (“LLC Units”), a subsidiary of Norcraft, exchangeable for 2,426,167 Shares pursuant to an exchange agreement between the holders of LLC Units and Norcraft.

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the Norcraft Board of Directors (the “Norcraft Board”) has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Norcraft and its stockholders; (ii) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger); (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) authorizing that the Merger be governed by Section 251(h) of the General Corporation Law of the State of Delaware, if applicable.

A complete description of the reasons for the Norcraft Board’s approval of the Offer and the Merger will be set forth in Norcraft’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you with this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements,” the Purchaser will be merged with and into Norcraft with Norcraft continuing as the surviving corporation (the “Surviving Corporation”), indirectly wholly-owned by Fortune Brands (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (including Shares resulting from the exchange of LLC Units pursuant to exchange agreements) will be converted into the right to receive $25.50 per Share (or any greater per Share price paid in the Offer), net in cash, without interest and less any applicable withholding tax, other than (i) Shares held by Norcraft as treasury stock or by Norcraft subsidiaries or owned by Fortune Brands or the Purchaser, all of which will be canceled and will cease to exist, and (ii) Shares owned by any stockholder of Norcraft who or which is entitled to demand, and who or which properly demands, appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Norcraft, Fortune Brands and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Norcraft to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. See Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Norcraft.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 15—“Conditions to the Offer.”

The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on May 11, 2015, unless the Offer is extended (such date and time, as it may be so extended, the “Expiration Date”) unless earlier terminated by the Purchaser). See Section 12—“The Transaction Agreements—The Merger Agreement.”

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND NORCRAFT’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE NORCRAFT BOARD AND THE REASONS FOR THEIR RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF NORCRAFT SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the satisfaction of applicable regulatory requirements under the HSR Act, (iii) the absence of a Company Material Adverse Effect (as defined in Section 12—“The Transaction Agreements”—“The Merger Agreement”—“Representations and Warranties”) and (iv) the other conditions described in Section 15—“Conditions to the Offer.” The term “Minimum Condition” is defined in Section 15—“Conditions to the Offer” and generally requires that the Shares that have been validly tendered and not validly withdrawn prior to the Expiration Date, when added to any Shares already owned by Fortune Brands or the Purchaser or any of their respective subsidiaries, represent one Share more than one-half (1/2) of the sum of all Shares then outstanding on a fully diluted basis. We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements” occur.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions to the Offer, except that, without the written consent of Norcraft, the Purchaser may not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) add to the Offer conditions or amend, modify or supplement any Offer condition in any manner adverse to any holder of Shares, (E) amend, modify or waive the Minimum Condition, (F) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (G) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act (as defined below). The rights reserved by the Purchaser by this paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions to the Offer.”

We may, in our sole and absolute discretion, increase the amount of cash constituting the Offer Price without the consent of Norcraft. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement provides that if at the Expiration Date the Minimum Condition has not been satisfied or any of the other Offer Conditions (as described in Section 15—“Conditions to the Offer”) has not been satisfied, or waived by Fortune Brands or us if permitted thereunder, we may, and if requested by Norcraft, will extend the Offer for one or more consecutive increments of not more than five business days each or such other number of business days as we, Fortune Brands and Norcraft may agree upon, and the parties’ respective rights to terminate the Merger Agreement until the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) October 30, 2015. In addition, the Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the New York Stock Exchange (the “NYSE”) applicable to the Offer or as may be required by any other United States federal, state or local or any Governmental Authority. Pursuant to the Merger Agreement, Purchaser may not terminate the Offer prior to the Expiration Date unless the Merger Agreement is validly terminated in accordance with its terms.

There can be no assurance that the Purchaser will be required under the Merger Agreement to extend, or choose to extend (if not so required) the Offer. During any extension of the offering period pursuant to the paragraphs above, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and will extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or the information concerning such tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

The Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions set forth in the Merger Agreement and subject to the applicable rules and regulations of the SEC, not to accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 15—“Conditions to the Offer” have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 15—“Conditions to the Offer.” The Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, Fortune Brands and the Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, delay in acceptance for payment or in payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the Purchaser’s obligation under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Norcraft will be required in connection with the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Norcraft has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Norcraft’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will (i) promptly following the

Expiration Date, accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Date and (ii) promptly thereafter pay for all such Shares as soon as practicable following the Expiration Date. Acceptance for payment of Shares pursuant to and subject to the conditions to the Offer is referred to as the “Offer Closing” and the date on which the Offer Closing occurs is the “Offer Closing Date.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn, prior to the Expiration Date if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer and the conditions to the Offer have been satisfied or waived, to the extent permissible under the Merger Agreement. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopies thereof) in accordance with the instructions in the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined herein) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (A) certificates representing Shares tendered must be delivered to the Depositary or (B) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined herein), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3—“Procedures for Accepting the Offer and Tendering Shares,” includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 in the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 in the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form herewith provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Norcraft or by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in the Purchaser’s opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Fortune Brands, the Purchaser or any of their respective affiliates or assigns, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the Purchaser’s obligations under the Merger Agreement, the Purchaser’s interpretation of the terms and conditions to the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid United States federal backup withholding at a rate of 28% on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the Internal Revenue Service (“IRS”) Form W-9 provided with the Letter of Transmittal) who surrenders Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 in the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4—“Withdrawal Rights,” tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date as explained below. Further, if the Purchaser has not accepted Shares for payment by June 13, 2015, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Fortune Brands, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4—“Withdrawal Rights” prior to the Expiration Date or as otherwise required by Rule 14e-1(c) under the Exchange Act.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Norcraft whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but instead are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Norcraft, nor does it address any aspects of the United States federal estate or gift tax rules or any state, local or non-United States income or other tax laws that may apply to a particular stockholder in connection with the Offer and the Merger. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Norcraft who hold Shares as capital assets for United States federal income tax purposes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a stockholder in light of such stockholder’s particular circumstances or to stockholders subject to special rules, such as stockholders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

As used in this summary, a “U.S. holder” is any stockholder who is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder (other than an entity that is classified as a partnership under the Code) that is not, for United States federal income tax purposes, a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult his, her or its tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders are generally taxed at preferential U.S. federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. holders. A non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be taxed on any gain recognized on a disposition of Shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In such cases, the gain will be capital gain subject to United States federal income tax (but not withholding of taxes) on a net basis at the rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, an additional “branch profits tax” may also apply at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•	the non-U.S. holder is an individual who holds Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses recognized in the same taxable year, generally will be subject to a flat 30% United States federal income tax); or

•	the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time during the five years preceding the consummation of the Offer or the Merger, as applicable, and Norcraft was a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of such five-year period and the non-U.S. holder’s holding period with respect to its Shares. Norcraft believes that it is not a United States real property holding corporation and that it has not been a United States real property holding corporation during the five years preceding the commencement of the Offer.

Backup withholding. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to United States federal backup withholding at a rate of 28% unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a stockholder’s federal income tax liability provided that the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends.

Shares are traded on the NYSE under the symbol “NCFT.” The following table sets forth, for the periods indicated, the high and low sale prices per Share, as reported by the NYSE, and cash dividends declared per share. Share prices are as reported on the NYSE based on published financial sources.

	Stock Price		Cash Dividends Declared Per Share
	High	Low
Year Ended December 31, 2013
Fourth Quarter	19.63	15.36	—

Year Ending December 31, 2014
First Quarter	$19.82	$15.67	$—
Second Quarter	17.87	14.12	—
Third Quarter	17.20	13.09	—
Fourth Quarter	20.37	15.25	—

Year Ending December 31, 2015
First Quarter	$25.75	$18.50	$—
Second Quarter (through April 13, 2015)	$26.02	$25.49	$—

On March 27, 2015, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NYSE during normal trading hours was $22.90 per Share. On April 13, 2015, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on the NYSE during normal trading hours was $25.63 per Share. According to Norcraft’s Form 10-K for the fiscal year ended December 31, 2014, Norcraft has not declared and paid cash dividends on the Shares in fiscal years 2013 and 2014. Under the terms of the Merger Agreement, between the date of the Merger Agreement and the Effective Time, except as otherwise consented to by Fortune Brands in writing (which consent will not be unreasonably withheld, delayed or conditioned), Norcraft is not permitted to declare, authorize, set aside for payment or pay any dividends. See Section 14—“Dividends and Distributions.”

Before deciding whether to tender their Shares pursuant to the Offer, stockholders are urged to obtain a current market quotation for the Shares.

7.	NYSE Listing; Exchange Act Registration; Margin Regulations.

Assuming the requirements of Section 251(h) of the DGCL are satisfied, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Norcraft will be required in connection with the Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Norcraft, and Norcraft will be the Surviving Corporation. The Certificate of Incorporation and the Bylaws of the Purchaser will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter changed or amended. The Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Norcraft’s officers immediately prior to the Effective Time will be the initial officers of the surviving Corporation until their successors have been elected or appointed.

NYSE Listing. The Shares are currently listed on the NYSE, but following the Effective Time the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Fortune Brands. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the total number of holders of Shares falls below 400, (ii) the total number of holders of Shares falls below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of Shares held by officers or directors of Norcraft and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. Additionally, following consummation of the Offer, Fortune Brands may cause Norcraft to take all action necessary to be treated as a “controlled company,” as defined by Section 303A.00 of the NYSE Listing Manual (or any successor provision), which means that Norcraft would be exempt from the requirement that the Norcraft Board be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the nominating and corporate governance committee and the compensation committee of the Norcraft Board. See Section 12—“Transaction Agreement—The Merger Agreement—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer.”

Exchange Act Registration. The Shares currently are registered under the Exchange Act.

We intend to seek to cause Norcraft to apply for termination of the registration of Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of the registration of Shares under the Exchange Act would reduce the information required to be furnished by Norcraft to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to Shares. In addition, if Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Norcraft. Furthermore, the ability of “affiliates” of Norcraft and persons holding “restricted securities” of Norcraft to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If the registration of Shares under the Exchange Act was terminated, Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If the registration of Shares is not terminated prior to the Merger, then the registration of Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Norcraft.

The following description of Norcraft and its business has been taken from Norcraft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and is qualified in its entirety by reference to such report:

General. Norcraft is a leading manufacturer of kitchen and bathroom cabinetry in the U.S. and Canada, producing a broad range of high-quality cabinetry across most price points. Norcraft’s business is conducted through four business divisions (each with its own president or general manager). Norcraft is a single source supplier of what it believes is one of the most comprehensive product offerings in the industry that encompasses a variety of price points, styles, materials and customization levels. Norcraft’s product offerings includes stock and semi-custom cabinets manufactured in both framed and full access styles and more than 900,000 door and finish combinations. Norcraft has seven main brands, encompassing the full range of products, including: Mid Continent Cabinetry, Norcraft Cabinetry, Brookwood Cabinetry, Fieldstone Cabinetry, StarMark Cabinetry, UltraCraft Cabinetry and Urban Effects.

Norcraft is a Delaware corporation with its principal executive offices located at 3020 Denmark Avenue, Suite 100, Eagan, Minnesota 55121. The telephone number for Norcraft is (800) 297-0661.

Available Information. Norcraft is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Norcraft’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Norcraft’s securities, any material interests of such persons in transactions with Norcraft and other matters is required to be disclosed in proxy statements and periodic reports distributed to Norcraft’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Norcraft, who file electronically with the SEC. The address of that site is http://www.sec.gov. Norcraft also maintains an Internet website at http://www.norcraftcompanies.com. The information contained in, accessible from or connected to Norcraft’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Norcraft’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Norcraft contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Fortune Brands, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Norcraft contained in such documents and records or for any failure by Norcraft to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. In a presentation to Fortune Brands’ management, Norcraft provided Fortune Brands with selected unaudited projected financial information concerning Norcraft. Such information is described in Norcraft’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Norcraft’s stockholders with this Offer to Purchase. Norcraft’s stockholders are urged to, and should, carefully read the Schedule 14D-9. Norcraft has advised Fortune Brands that the unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information in Norcraft’s Schedule 14D-9 should not be regarded as an indication that any of Fortune Brands, Norcraft, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The unaudited prospective financial information was not included in Norcraft’s Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether to seek appraisal rights with respect to the Shares. Norcraft has advised us that, while presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to Norcraft’s business, all of which are difficult to predict and many of which are beyond Norcraft’s control. Norcraft also advised us that the unaudited prospective financial information was, in general, prepared primarily for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Norcraft’s stockholders are urged to review Norcraft’s most recent SEC filings for a description of risk factors with respect to Norcraft’s business. In addition, Norcraft has advised us that the unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. None of Norcraft’s independent registered public accounting firm, Fortune Brands’ independent registered public accounting firm and any other independent accountants have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained therein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

9.	Certain Information Concerning Fortune Brands and the Purchaser.

General. The Purchaser is a Delaware corporation with its principal offices located at c/o Fortune Brands Home & Security, Inc., 520 Lake Cook Road, Deerfield, Illinois 60015. The telephone number of the Purchaser is (847) 484-4400. The Purchaser is an indirect wholly-owned subsidiary of Fortune Brands. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Norcraft and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Fortune Brands is a Delaware corporation with its principal offices located at 520 Lake Cook Road, Deerfield, IL 60015. The telephone number of Fortune Brands is (847) 484-4400.

Fortune Brands is a leading home and security products company that competes in attractive long-term growth markets in its categories. With a foundation of market-leading brands across a diversified mix of channels, and lean and flexible supply chains, as well as a tradition of strong product innovation and customer service, Fortune Brands sells its products through a wide array of sales channels, including kitchen and bath dealers, wholesalers oriented toward builders or professional remodelers, industrial and locksmith distributors, “do-it-yourself” remodeling-oriented home centers and other retail outlets. Fortune Brands holds market leadership positions in each of its business segments, fueled by a strong portfolio of trusted brands including Moen faucets, Master Lock and SentrySafe security products, MasterBrand cabinets and Therma-Tru doors.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Fortune Brands and the Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Fortune Brands, the Purchaser and, to the best knowledge of Fortune Brands and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Fortune Brands, the Purchaser, any majority-owned subsidiary of Fortune Brands and, to the best knowledge of Fortune Brands and the Purchaser, any of the persons listed in Schedule I hereto or any associate of any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Fortune Brands, the Purchaser and, to the best knowledge of Fortune Brands and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. As of the date of this Offer to Purchase, Fortune Brands does not (and none of its subsidiaries, including the Purchaser) beneficially own any Shares.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Fortune Brands, the Purchaser and, to the best knowledge of Fortune Brands and the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Norcraft, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Fortune Brands, the Purchaser and, to the best knowledge of Fortune Brands and the Purchaser, any of the persons listed on Schedule I hereto has had any business relationship or transaction with Norcraft or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Fortune Brands or any of their subsidiaries or, to the best knowledge of Fortune Brands, any of the persons listed in Schedule I hereto, on the one hand, and Norcraft or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Fortune Brands and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part and is one of the exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. Fortune Brands’ filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Fortune Brands and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares into the Offer.

Fortune Brands and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $600 million. Fortune Brands will provide the Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Fortune Brands expects to obtain the funds from cash on hand and from available credit facilities of Fortune Brands.

11.	Background of the Offer; Past Contacts or Negotiations with Norcraft.

The following is a description of contacts between representatives of Fortune Brands or the Purchaser with representatives of Norcraft that resulted in the execution of the Merger Agreement and the agreements related to the Offer. The information set forth below regarding Norcraft was provided by Norcraft, and, except as may be required by applicable securities laws, none of Fortune Brands, the Purchaser or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Fortune Brands or its affiliates or representatives did not participate. For a review of Norcraft’s activities relating to these contacts, please refer to Norcraft’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Fortune Brands regularly evaluates various strategic opportunities to improve its competitive position and enhance value for Fortune Brands stockholders. This includes opportunities for acquisitions of other companies or their assets. In early fall 2014, management of Fortune Brands considered the potential acquisition of Norcraft and engaged RBC Capital Markets, LLC (“RBC”) as its financial advisor.

On October 20, 2014, in accordance with instructions from Fortune Brands, representatives of RBC contacted Mark Buller, Chairman and Chief Executive Officer of Norcraft, via telephone to inform him of Fortune Brands’ interest in a potential acquisition of Norcraft and invited him to an in-person meeting with Chris Klein, Chief Executive Officer of Fortune Brands, to discuss a potential acquisition.

On October 23, 2014, Messrs. Klein and Buller met at the offices of Fortune Brands in Deerfield, Illinois to discuss a potential acquisition. This discussion included the reasons for Fortune Brands’ interest in Norcraft and how the integration of Norcraft into Fortune Brands might be achieved. Mr. Buller indicated that, although Norcraft was not for sale, he would discuss Fortune Brands’ interest in a potential acquisition with the Norcraft Board. At the conclusion of the meeting, Mr. Klein presented to Mr. Buller a written non-binding indication of interest outlining a proposal to acquire all outstanding Shares of Norcraft at a price of $22.00 per Share in cash. Fortune Brands offered to enter into a confidentiality agreement with respect to the proposed transaction.

On October 27, 2014, Mr. Buller contacted a representative of RBC via telephone to inform him that he appreciated the interest of Fortune Brands in Norcraft and that he had a positive meeting with Mr. Klein. Mr. Buller further informed RBC that the Norcraft Board would be meeting in the near future and would consider the Fortune Brands proposal at such meeting.

On October 28, 2014, Mr. Buller contacted Mr. Klein via telephone to discuss the proposed transaction. This discussion covered Fortune Brands’ future plans for the combined companies and the integration of Norcraft’s business and employees into Fortune Brands. Mr. Buller also informed Mr. Klein that Norcraft was evaluating Fortune Brands’ proposal and would discuss the proposal with the Norcraft Board at a meeting the week of November 3, 2014.

On November 13, 2014, Mr. Buller contacted Mr. Klein to inform Fortune Brands that the Norcraft Board was seriously considering Fortune Brands’ proposal and that Norcraft would need additional time to consider the proposed transaction and consult with its advisors.

On December 5, 2014, Mr. Buller contacted Mr. Klein via telephone and communicated to him that $22.00 per Share was not a sufficient price for the proposed transaction. Mr. Buller informed Mr. Klein that Norcraft would be willing to provide additional information to Fortune Brands with the intent of allowing Fortune Brands to increase the proposed purchase price if Fortune Brands agreed to enter into a confidentiality agreement, which agreement would include standstill provisions prohibiting Fortune Brands from engaging in certain unsolicited transactions with respect to Norcraft’s securities.

On December 8, 2014, Mr. Buller contacted Mr. Klein via email to communicate that Norcraft would be retaining financial advisors and was in discussions with Citigroup Global Markets Inc. (“Citi”) to act as its financial advisor and provided a preliminary draft of the Confidentiality Agreement to Fortune Brands. The parties agreed that, following the negotiation and execution of the Confidentiality Agreement, representatives of Citi would contact representatives of RBC to discuss the proposed transaction.

During the week of December 8, 2014, Fortune Brands and Norcraft negotiated the terms of the Confidentiality Agreement and executed the Confidentiality Agreement on December 11, 2014.

During the remainder of December 2014, as instructed by their clients, representatives of RBC and Citi discussed general terms of the proposed transaction.

On January 7, 2015, management of Fortune Brands, including Mr. Klein, Chuck Elias, Senior Vice President of Strategy of Fortune Brands, and David M. Randich, President, MasterBrand Cabinets, Inc., a subsidiary of Fortune Brands, and representatives of RBC met with management of Norcraft, including Mr. Buller and Leigh Ginter, Chief Financial Officer of Norcraft, and representatives of Citi at Mr. Buller’s home in Winnipeg, Canada to discuss the proposed transaction. This discussion included general information about transaction structure and timing, information about Norcraft, and the integration of Norcraft into Fortune Brands. Mr. Klein also discussed with Mr. Buller his opportunities with respect to the business in the post-closing period.

On January 14, 2015, PricewaterhouseCoopers (“PwC”), Norcraft’s tax advisor, presented to representatives of Fortune Brands and RBC via a conference call PwC’s analysis regarding the Tax Receivables Agreements between Norcraft and certain of its shareholders and holders of LLC Units (the “Norcraft TRAs”). This analysis also included a discussion of the proposed tax benefits that would be provided to an acquirer as a result of its acquisition of Norcraft.

On January 15, 2015, Mr. Klein contacted Mr. Buller via email noting that Fortune Brands was in the process of analyzing with its tax advisors the impact on the proposed transaction of the Norcraft TRAs. Mr. Klein noted that Fortune Brands would need additional information about the Norcraft TRAs before considering revisions to its proposal.

On January 27, 2015, Mr. Klein delivered to Mr. Buller a revised written indication of interest with a proposed transaction price of $25.00 per Share. Mr. Klein then instructed RBC to contact Citi to continue discussing the proposed transaction. As instructed, representatives of RBC and Citi continued to discuss financial aspects of the proposed transaction, including information regarding payments under the Norcraft TRAs.

On February 3, 2015, Mr. Buller contacted Mr. Klein via telephone to discuss the proposed transaction, including the proposed purchase price. Mr. Buller informed Mr. Klein that Norcraft did not consider the $25.00 per Share price sufficient to transact and encouraged Fortune Brands to increase its proposed price. Mr. Klein noted that, while Fortune Brands would consider revising its proposal, it was unlikely that the proposed price could increase significantly higher than $25.00 per Share.

On February 5, 2015, Citi, at the direction of Norcraft, shared updated materials with RBC, including Norcraft’s preliminary financial results for the fourth quarter of the 2014 fiscal year and a brief discussion by management of their increased confidence in the outlook for 2015.

On February 8, 2015, Chris Reilly, a director of Norcraft, and Mr. Klein spoke via telephone about Fortune Brands’ proposed purchase price. Mr. Reilly indicated that $25.00 per Share was still too low for a proposed transaction. Mr. Klein indicated that Fortune Brands may be able to increase its purchase price modestly.

On February 10, 2015, Mr. Klein contacted Mr. Buller via email with a revised proposed purchase price of $25.50 per Share. Such revised proposal included that such amount should be considered the highest transaction price that Fortune Brands would be able to propose, and should be treated as Fortune Brands’ best and final proposed purchase price.

On February 13, 2015, Mr. Buller contacted Mr. Klein via telephone to request an increase in Fortune Brands’ proposed purchase price, and Mr. Klein responded that Fortune Brands would consult with its advisors in response to this request. Following the call on February 13, 2015 and at the request of Fortune Brands and Norcraft, representatives of RBC and Citi discussed the proposed transaction.

On February 17, 2015, at the direction of Fortune Brands, representatives of RBC communicated to representatives of Citi that Fortune Brands was firm on its proposed $25.50 per Share purchase price.

On February 21 and 22, 2015, representatives of Citi, on behalf of Norcraft, communicated to representatives of RBC that Norcraft was prepared to move forward with the $25.50 per Share proposal, subject to certain items, including the negotiation of a merger agreement over the ensuing 30 days while Fortune Brands completed its due diligence, inclusion of a post-closing go-shop right for Norcraft, confirmation that TRA payment obligations would be satisfied at closing and severance adjustments for certain executives.

On February 23, 2015, Mr. Klein delivered to Mr. Buller a revised written indication of interest with a $25.50 per Share purchase price and proposed a 25-day go-shop period with a $15 million termination fee if a superior proposal were reached with one of the go-shop bidders and a $25 million termination fee for any other bidder. The letter also indicated the need for Fortune Brands to complete its due diligence, including with respect to the items outlined in Norcraft’s latest proposal, and requested that Norcraft enter into a 30-day exclusivity agreement with Fortune Brands while the parties continued to work towards a negotiated transaction.

On February 27, 2015, Fortune Brands instructed its legal counsel, Kirkland & Ellis LLP (“Kirkland”), to contact legal counsel for Norcraft, Ropes & Gray LLP (“Ropes”), to discuss the terms of Fortune Brands’ February 23, 2015 proposal, including the outlines of the go-shop period and the terms of the exclusivity agreement. On February 27, 2015, Kirkland and Ropes discussed the structure of the proposed transaction, including the parameters of the go-shop right for Norcraft.

In early March 2015, Fortune Brands and its advisors were given access to an electronic dataroom and continued conducting due diligence on Norcraft.

On March 4, 2015, Fortune Brands and Norcraft entered into an exclusivity agreement, which provided Fortune Brands with 30 days for exclusive negotiations of a proposed transaction with Norcraft.

On March 6, 2015, Mr. Klein contacted Mr. Buller via email to discuss the timing of and process for the proposed transaction.

On March 7, 2015, Ropes delivered a preliminary draft of the Merger Agreement to Kirkland. Over the week of March 9, 2015, Fortune Brands and its advisors reviewed and revised the draft Merger Agreement.

On March 11, 2015, Mr. Klein contacted Mr. Buller via email with an agenda for an in-person meeting.

On March 12, 2015, representatives of Citi contacted Mr. Klein to discuss the status and timing of the proposed transaction. Mr. Klein informed Citi of Fortune Brands’ expectations with respect to the timing of the proposed transaction and due diligence process.

On March 13, 2015, there was an in-person meeting with members of Norcraft management, including Messrs. Buller and Ginter in Minneapolis, Minnesota at which representatives of Fortune Brands and RBC received a presentation from Norcraft management. Representatives of Citi also were in attendance. The discussion among Fortune Brands, Norcraft and their financial advisors included integration and due diligence matters with respect to the proposed transaction. Also on March 13, 2015, Kirkland delivered a revised draft of the Merger Agreement to Ropes, and during the subsequent week Kirkland and Ropes continued to negotiate terms of the Merger Agreement.

On March 14, 2015, Mr. Klein and Mr. Buller spoke via telephone to discuss matters relating to Mr. Buller’s proposed Support Agreement.

On March 17, 2015, Mr. Klein contacted Mr. Buller via telephone to finalize a schedule for an in-person meeting between the management teams of Fortune Brands and Norcraft to discuss the proposed transaction and integration. As contemplated by the exclusivity agreement, Fortune Brands also confirmed on March 17, 2015 its interest in pursuing the proposed transaction. Also on March 17, 2015, Kirkland delivered to Ropes a preliminary draft of the form of Support Agreement.

On March 18, 2015, members of management of Fortune Brands, including Messrs. Klein and Randich, and representatives of RBC met with members of management of Norcraft, including Messrs. Buller and Ginter and John Swedeen, President of Starmark, Simon Solomon, President of Ultracraft, Eric Tanquist, Vice President of

Finance and Administration for Norcraft, Kurt Wanninger, President of Mid Continent and representatives of Citi to discuss the proposed transaction, including due diligence matters, transaction timing, and integration.

On March 20, 2015, Ropes delivered to Kirkland a revised draft of the Merger Agreement, and, on March 22, 2015, Ropes delivered to Kirkland drafts of the other transaction agreements. During the week of March 23, 2015, Fortune Brands and Norcraft, and their respective advisors at Kirkland and Ropes, continued to negotiate the terms of the Merger Agreement and the other transaction agreements, including provisions related to the go-shop period, Norcraft’s ability to solicit and accept a superior proposal and transaction certainty.

During the week of March 23, 2015, Fortune Brands and Norcraft and their respective advisors continued to negotiate the terms of the Merger Agreement and the other transaction agreements.

On March 25, 2015, Mr. Klein contacted Mr. Buller via telephone to discuss the details of the proposed transaction, including the provisions of the TRA Termination Agreements and the Support Agreements.

On March 27, 2015, the Norcraft Board met to consider the draft Merger Agreement and the Transactions. Following the Norcraft Board meeting, Ropes contacted Kirkland to discuss additional proposed changes to the Merger Agreement.

On March 28, 2015, Mr. Klein contacted Mr. Buller to finalize the remaining transaction points, including the final terms of the Merger Agreement, the severance agreements for certain Norcraft employees, and the Support Agreements.

On March 29, 2015, after careful consideration, the Norcraft Board unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Norcraft and its stockholders; (ii) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger); (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) authorizing that the Merger be governed by Section 251(h) of the DGCL, if applicable.

On March 29, 2015, Fortune Brands and Norcraft, and their respective advisors at Kirkland and Ropes, finalized the Merger Agreement and the other transaction agreements.

Before the opening of trading on the NYSE on March 30, 2015, the parties executed the Merger Agreement and other transaction agreements, and each of the parties issued a press release announcing the signing of the Merger Agreement. Also on March 30, 2015, Norcraft’s 35-day go-shop period commenced.

12.	The Transaction Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The following description of the Merger Agreement and the transactions contemplated thereby is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a further understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Norcraft, Fortune Brands or the Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither the stockholders of Norcraft nor any other third party should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Fortune Brands, the Purchaser, Norcraft or any of their respective subsidiaries or affiliates. Capitalized terms used in this Section 12—“The Transaction Agreements” and not otherwise defined have the respective meanings assigned thereto in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will (and that Fortune Brands will cause Purchaser to) commence the Offer on or before April 21, 2015, but in no event earlier than April 14, 2015. The obligations of the Purchaser, and of Fortune Brands to cause the Purchaser, to consummate the Offer in accordance with its terms, and to promptly accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer will be subject to the satisfaction or waiver by the Purchaser of the conditions (the “Offer Conditions”) described in Section 15—“Conditions to the Offer.” The Purchaser expressly reserves the right, at any time, in its sole discretion, to waive any Offer Condition in whole or in part, or to modify the terms of the Offer; provided, however, without the prior written consent of Norcraft, the Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) add to the Offer conditions or amend, modify or supplement any Offer condition in any manner adverse to any holder of Shares, (v) amend, modify or waive the Minimum Condition, (vi) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act.

The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on May 11, 2015, which is twenty business days after the commencement of the Offer. The Offer shall be extended from time to time as follows: (i) if, on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Fortune Brands or the Purchaser if permitted under the Merger Agreement, then the Purchaser may and, if requested by Norcraft, will extend the Offer for one or more consecutive increments of not more than five business days each or such other number of business days the parties may agree upon in accordance with the Merger Agreement and the parties’ respective rights to terminate the Merger Agreement in accordance with its terms and (ii) the Purchaser shall extend the Offer for the minimum period required by applicable law or the applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE. Notwithstanding the foregoing, the Purchaser is not required to extend the offer beyond October 30, 2015 or the date the Merger Agreement terminates. Pursuant to the Merger Agreement, Purchaser may not terminate the Offer prior to the Expiration Date unless the Merger Agreement is validly terminated in accordance with its terms.

The Merger Agreement further provides that, subject to the terms and conditions of the Merger Agreement (including the prior satisfaction of the Minimum Condition) and satisfaction or waiver by the Purchaser of all of the Offer Conditions, after the Expiration Date, the Purchaser will, and Fortune Brands will cause the Purchaser to, promptly accept for payment and promptly thereafter pay for all Shares that are validly tendered in the Offer and not validly withdrawn (the “Offer Acceptance Time”).

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the DGCL, at the Effective Time, the Purchaser will be merged with and into Norcraft, and the separate corporate existence of the Purchaser will cease and Norcraft will be the Surviving Corporation. Subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger (and as described in this Section 12—“The Transaction Agreements—Conditions to the Merger”) the closing of the Merger shall take place on the date of, and as promptly as practicable following, the consummation of the Offer, or such other date, time or place is agreed to in writing by Fortune Brands, the Purchaser and Norcraft (the “Closing Date”). Subject to the provisions of the Merger Agreement, on the Closing Date, Fortune Brands, the Purchaser and Norcraft will file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to herein as the “Effective Time”). The Merger will be governed by Section 251(h) of the DGCL. The parties agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of the Norcraft stockholders in accordance with Section 251(h) of the DGCL.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the certificate of incorporation and the bylaws of Norcraft, as in effect immediately prior to the Effective Time, will be amended to read as the certificate of incorporation and the bylaws of the Purchaser read immediately prior to the Effective Time, until thereafter amended in accordance with the terms thereof or with applicable law, except that references to the Purchaser will be automatically amended and will become references to the Surviving Corporation. Each of the parties to the Merger Agreement will take all necessary action to cause the directors of the Purchaser immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Norcraft immediately prior to the Effective Time will be the officers of the Surviving Corporation until their successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Effect of the Merger on Capital Stock.

At the Effective Time:

•	each issued and outstanding share of the Purchaser shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation;

•	each Share held by Norcraft as treasury stock, held by a wholly-owned subsidiary of Norcraft or held by Fortune Brands or the Purchaser immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof; and

•	each issued and outstanding Share (other than (i) Shares to be canceled as described in the immediately preceding bullet point and (ii) Shares held by a holder who properly exercises appraisal rights with respect to the Shares in accordance with the provisions of Section 262 of the DGCL) shall be converted automatically into, and thereafter solely represent, the right to receive the Offer Price in cash without interest (the “Merger Consideration”) subject to any withholding of taxes.

As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of Shares not represented by certificates and the holders of certificates that immediately prior to the Effective Time represented Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender thereof (without interest and subject to any withholding taxes).

Treatment of Equity Awards. No later than the Effective Time, Fortune Brands shall provide all funds necessary to fulfill the obligations under this section to the Surviving Corporation, and all payments required under this section shall be made at, or as soon as practicable after, the Effective Time. The following treatment applies to equity-based awards made under Norcraft’s 2013 Equity Plan.

At the Effective Time, each outstanding option to purchase Shares (each, an “Option”) will be canceled in exchange for a cash payment, subject to any tax withholdings, equal to the product of (x) the total number of

Shares subject to the Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of Shares under such Option. If the exercise price per share of any such Option is equal to or greater than the Merger Consideration, then the Option will be canceled without any cash payment being made in respect thereof.

Treatment of LLC Units of Norcraft Companies, LLC. Prior to the Effective Time, each LLC Unit (other than those held by Norcraft or its subsidiaries) will convert to a Share on a one-to-one basis pursuant to an exchange agreement between the holders of LLC Units and Norcraft. These Shares will be converted into the right to receive the Merger Consideration at the Effective Time.

Representations and Warranties. In the Merger Agreement, Norcraft has made customary representations and warranties to Fortune Brands and the Purchaser, which are subject to the disclosure schedule to the Merger Agreement and to certain disclosure in Norcraft’s SEC filings prior to the date of the Merger Agreement, including representations relating to: organization, standing and corporate power; capitalization; authority and noncontravention; governmental approvals; SEC filings and undisclosed liabilities; required filings and consents; the absence of certain changes; compliance with laws; permits and licenses; disclosure controls and procedures; tax matters; absence of litigation; employee benefits matters; labor matters; environmental matters; intellectual property; anti-takeover provisions; property; material contracts; relationship with suppliers and customers; the opinion of financial advisors; brokers and other advisors; the lack of necessity of a shareholder vote; information supplied; certain business practices; competing proposals; affiliate transactions; and insurance.

Some of the representations and warranties in the Merger Agreement made by Norcraft are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, effect, development, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in the Merger Agreement) that, individually or in the aggregate with any such other changes, events, effects, developments, occurrences, state of facts or developments, (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, properties, assets, liabilities or condition (financial or otherwise), in each case, of Norcraft and its subsidiaries taken as a whole, or (b) prevents or materially impedes, or would reasonably be expected to prevent or materially impede Norcraft’s ability to perform its obligations under the Merger Agreement and consummate the Offer, the Merger or the other Transactions in accordance of the terms hereof, other than, in the case of clause (a), any changes, events, effects, developments, occurrences, state of facts or developments relating to or attributable to: (i) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which Norcraft or any of its subsidiaries conducts business; (ii) any events, circumstances, changes or effects that similarly affects Norcraft’s competitors in the United States or Canada cabinet business; (iii) any changes in Laws applicable to Norcraft or any of its subsidiaries or any of their respective properties or assets or changes in United States generally accepted accounting principles (“GAAP”) or rules and policies of the Public Company Accounting Oversight Board; (iv) any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof; (v) the entry into, announcement or performance of the Merger Agreement and the transactions contemplated thereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by Norcraft at the request of or with the consent of Fortune Brands or the Purchaser); (vi) any changes, in and of themselves, in the market price or trading volume of Shares or any failure, in and of itself, to meet internal or published projections, forecasts or revenue, net retail sales, comparable store sales or earnings predictions for any period; or (vii) the existence of any litigation, in and of itself (but, for the avoidance of doubt, not the facts or circumstances underlying such litigation), arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated by the Merger Agreement; provided, however, that the exceptions set forth in the foregoing clauses (i), (ii), (iii) and (iv) shall only apply if such change, event, effect, development, occurrence, state of facts or development does not disproportionately affect Norcraft or its subsidiaries relative to other persons in the industries in which Norcraft and its subsidiaries operate.

Additionally, the Merger Agreement provides that Norcraft has represented that the Norcraft Board, at a meeting duly called and held, duly adopted resolutions unanimously: (i) approving and declaring that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Norcraft and its stockholders; (ii) approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger); (iii) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (iv) authorizing that the Merger be governed by Section 251(h) of the DGCL, if applicable (the “Norcraft Board Recommendation”), which resolutions, as of the date thereof , have not been rescinded, modified or withdrawn in anyway.

In the Merger Agreement, Fortune Brands and the Purchaser have made customary representations and warranties to Norcraft, including representations relating to: organization, standing and corporate power; authority and noncontravention; required filing and consents; absence of certain agreements; absence of litigation; information supplied; funds; ownership of the Purchaser; investment intention; brokers; solvency; and ownership of Shares.

Some of the representations and warranties in the Merger Agreement made by the Purchaser and Fortune Brands are qualified by “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any change, event, effect, development, occurrence, state of facts or development that is materially adverse to the business, results of operations, properties, assets, liabilities or financial condition of Fortune Brands and its subsidiaries, taken as a whole which, individually or in the aggregate, would reasonably be expected to prevent or materially delay or impair the ability of Fortune Brands to consummate the Offer, the Merger and the other transactions.

Conduct of Business. The Merger Agreement provides that, except as contemplated or permitted by the Merger Agreement, as required by applicable law or as set forth in the disclosure schedules to the Merger Agreement, during the period from the date of the Merger Agreement until the Effective Time, unless Fortune Brands otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Norcraft shall, and shall cause its subsidiaries to, (i) conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) use reasonable best efforts to preserve intact their business organizations, to keep available the services of their officers and employees and to preserve the relationships with those persons having business relationships with Norcraft or any of its subsidiaries, in each case in the ordinary course of business consistent with past practice.

In addition, between the date of the Merger Agreement and the Effective Time, except as otherwise consented to by Fortune Brands in writing (which consent will not be unreasonably withheld, conditioned or delayed), as required by applicable law, as disclosed in the disclosure schedules to the Merger Agreement or as otherwise required by the Merger Agreement, Norcraft and its subsidiaries shall not take the following actions:

(i)	the issuance, sale or grant of any shares of its capital stock or any other securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, subject to certain exceptions;

(ii)	amendment of the certificate of incorporation or bylaws of Norcraft (or such equivalent organizational or governing documents of any of its subsidiaries), or the adoption of any stockholder rights plan;

(ii)	purchase, redemption or acquisition of its capital stock or any rights, warrants or options to acquire any such shares, subject to certain exceptions;

(iii)	declaration or payment of any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Norcraft’s or any of its subsidiaries’ capital stock, voting securities or other equity interests, subject to certain exceptions;

(iv)	adjustment, split, combination, subdivision, reclassification, exchange or similar transactions with respect to its capital stock or other equity interests;

(v)	except as required pursuant to existing written agreements or benefit plans or as otherwise required by law, (A) increases to the compensation or other benefits payable to any employee, director, executive officer, consultant or independent contractor of Norcraft of its subsidiaries (each, a “Company Person”), other than increases in cash compensation to any Company Person engaged as a consultant or independent contractor who earns, after such increase, annual compensation of less than $100,000 or, in the case of employees who are neither directors nor officers of Norcraft or any of its subsidiaries, increases in cash compensation in the ordinary course of business consistent with past practice (including, for this purpose, the normal salary and bonus review process conducted each year), (B) granting severance or termination pay to, or enter into any severance agreement with, any Company Person, (C) entering into any employment agreement or consultant or independent contractor agreement (other than an “at will” agreement that may be terminated by Norcraft without cost or penalty) with any Company Person, other than a Company Person engaged as a consultant or independent contractor who earns annual compensation of less than $100,000, (D) adopting or amending any benefit plan of Norcraft, (E) granting any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan or (F) amending or modifying any outstanding equity award other than to the extent required by the terms of the Merger Agreement;

(vi)	incurrence, assumption, guarantee or prepayment of indebtedness for borrowed money, subject to certain exceptions;

(vii)	loans, advances or capital contributions to any other persons (other than loans or advances between Norcraft’s wholly-owned subsidiaries or between Norcraft and any of its wholly-owned subsidiaries);

(viii)	sales, assignments, leases, subleases, licenses, sell and leaseback transactions, mortgages, pledges or other encumbrances with respect to any material asset or property, subject to certain exceptions;

(ix)	capital expenditures in excess of $1,000,000 (other than in the ordinary course of business or as set forth in the 2014 capital expense budgets disclosed to Fortune Brands) and any increases in the fee arrangements with third party financial advisors;

(x)	other than in the ordinary course of business, directly or indirectly making any acquisition (including by merger) of the capital stock or a material portion of the assets of any other person;

(xi)	granting any material refunds, credits, rebates or other allowances to any supplier or customer, other than in the ordinary course of business consistent with past practice;

(xii)	except with respect to stockholder litigation that is addressed in a separate covenant agreed by the parties, settling, paying, discharging, compromising or satisfying any proceeding where such settlement, payment, discharge, compromise or satisfaction would (x) require the payment by Norcraft or any of its subsidiaries of any amount in excess of $500,000 or (y) impose any restrictions or limitations upon the operations or business of Norcraft or any of its subsidiaries, whether before, on or after the Effective Time;

(xiii)	instituting or commencing any proceeding outside the ordinary course of business consistent with past practice;

(xiv)	implementation or adoption of any change to Norcraft’s methods, principles and policies of accounting, except as required by GAAP or applicable law;

(xv)	adoption of a plan or agreement of complete or partial liquidation or dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of Norcraft or any of its subsidiaries (other than the Merger Agreement);

(xvi)	modification, amendment, cancellation, waiver, release, assignment of any material rights or claims with respect to material contracts, or the entry into such a material contract not in the ordinary course of business;

(xvii)	the taking of any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Fortune Brands or any of its subsidiaries of the transactions contemplated thereby (including the Offer and the Merger);

(xviii)	increases in the fee arrangement with Norcraft’s third-party financial advisor, the calculation of which has been disclosed to Fortune Brands;

(xix)	other than in the ordinary course, (i) any action that would reasonably be expected to result in the cancellation by the insurer of existing material insurance policies or material insurance coverage of Norcraft or its subsidiaries (excluding cancellation upon expiration or nonrenewal) and (ii) adoption of any change, in any material respect, in the structure, terms and scope of such insurance coverage; and

(xx)	agreements, resolutions, authorizations or commitments to take any of the foregoing actions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Norcraft and its subsidiaries will not willfully and intentionally take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay consummation by Fortune Brands or any of its subsidiaries of the Transactions.

Rule 14d-10 Matters. The Merger Agreement provides that prior to the Offer Acceptance Time, Norcraft (acting through the Norcraft Board, its compensation committee or its “independent directors” as defined by the NYSE rules) will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by Norcraft or its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Go-Shop; Non-Solicitation; Acquisition Proposals

During the period (the “Go-Shop Period”) commencing on March 30, 2015, and ending at 11:59 p.m. New York City time on May 4, 2015 (the “Go-Shop Period End Date”), Norcraft and its representatives and subsidiaries shall be permitted to, directly or indirectly, (x) solicit, initiate, encourage and facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal (as defined below) and (y) engage in discussions and negotiations with, and furnish non-public information relating to Norcraft and its subsidiaries and afford access to the books and records of Norcraft and its subsidiaries to any person in connection with a Competing Proposal (as defined below) or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal; provided that prior to furnishing such information or affording such access, (i) Norcraft has entered into an acceptable confidentiality agreement with such persons and (ii) Norcraft has previously provided or made available (or concurrently provides or makes available) such information to Fortune Brands. Notwithstanding the foregoing, Norcraft shall not, and shall not permit its subsidiaries to, reimburse or agree to reimburse the expenses of any third party (other than Norcraft’s representatives) in connection with a Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

Following the Go-Shop Period End Date, except as may relate to any Excluded Party (as defined below) or as otherwise permitted by the Merger Agreement, (i) Norcraft and its subsidiaries will, and Norcraft will cause its and its subsidiaries’ representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any person relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal and (ii) Norcraft shall as promptly as possible request that each person that has previously executed a confidentiality or similar agreement in connection with its consideration of a Competing Proposal to return to Norcraft or destroy any non-public information previously furnished or made available to such person or any of its representatives by or on behalf of Norcraft or its representatives in accordance with the terms of the confidentiality agreement or similar agreement in place with such person.

In addition, following the Go-Shop Period End Date, except as may relate to any Excluded Party or as otherwise permitted by the Merger Agreement, Norcraft shall not, shall cause its directors, officers and subsidiaries not to, and shall use its reasonable best efforts to cause each of its representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry by, discussion with, or offer or request from a third party that constitutes or could reasonably be expected to lead to, a Competing Proposal;

•	engage in any discussions (except to notify such person of the existence of the provisions of the non-solicitation provisions of the Merger Agreement without more) or negotiations with any third party, or furnish any non-public information, or afford access to the books and records of Norcraft or its subsidiaries to any third party, in each case if such third party, to Norcraft’s knowledge, is seeking to make or has made a Competing Proposal; or

•	approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an acceptable confidentiality agreement) with respect to any Competing Proposal (each, an “Alternative Acquisition Agreement”).

The Merger Agreement also provides that as promptly as reasonably practicable following the determination by Norcraft Board that a person is an Excluded Party and in any event no later than the earlier of (x) two business days after such determination and (y) Go-Shop Period End Date: (i) Norcraft shall deliver to Fortune Brands a written notice setting forth: (A) the identity of each Excluded Party and each other person that, to the knowledge of Norcraft, has (or is expected to have) a material equity interest in the Competing Proposal proposed by such Excluded Party; and (B) the material terms and conditions of the pending Competing Proposal made by such Excluded Party (it being understood that price per share, structure (including the requirement for such Excluded Party to make any TRA Termination Payment (as defined below)), to the extent part of the Competing Proposal, closing conditions, and financing provisions shall be considered material terms of any such pending Competing Proposal); and (ii) Norcraft shall deliver to Fortune Brands copies of all proposed definitive documents received by Norcraft from any such Excluded Party relating to any Competing Proposal. In addition, from and after the expiration of the Go-Shop Period, Norcraft shall, as promptly as reasonably practicable, and in any event within one business day of receipt by Norcraft of any Competing Proposal or any inquiry or request that could reasonably be expected to lead to any Competing Proposal, (i) deliver to Fortune Brands a written notice setting forth: (A) the identity of the person making such Competing Proposal, inquiry or request; and (B) the material terms and conditions of any such Competing Proposal (it being understood that price per share will be considered a material term of any such Competing Proposal); and (ii) deliver to Fortune Brands copies of all proposed definitive documents received by Norcraft from any such person relating to any such Competing Proposal. Norcraft shall keep Fortune Brands reasonably informed of each amendment to the financial terms or other material amendment or modification of any such Competing Proposal, inquiry or request on a prompt basis, and in any event within two business days thereof.

In accordance with the provisions of the Merger Agreement, at any time after the Go-Shop Period End Date and prior to the Offer Acceptance Time, Norcraft or its board of directors, directly or indirectly through its representatives, may (i) furnish nonpublic information to any person making a Competing Proposal (provided, however, that prior to so furnishing such information, Norcraft has entered into an acceptable confidentiality agreement with such person and previously provided such information to Fortune Brands), and (ii) engage in discussions or negotiations with such person with respect to the Competing Proposal, in each case if: (x) such person has submitted a bona fide written Competing Proposal that did not result from a breach of the Merger Agreement’s go-shop or non-solicitation provisions, and that the board of directors of Norcraft, or any duly authorized committee thereof, determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below) and (y) the Norcraft Board determines in good faith, after consultation with legal counsel, that failure to take such action would be inconsistent with the Norcraft Board’s fiduciary duties under applicable law. Prior to taking any of the actions referred to in this paragraph, Norcraft shall notify Fortune Brands and the Purchaser orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this paragraph.

Subject to the exceptions set forth below, the Merger Agreement prohibits the Norcraft Board from:

•	(i) withholding, withdrawing, modifying, amending or qualifying or publicly proposing to withhold, withdraw, modify, amend or qualify, any part of the Norcraft Board Recommendation in a manner adverse to Fortune Brands or the Purchaser, (ii) adopting, approving, recommending or endorsing, or publicly proposing to adopt, approve, recommend or endorse, any Competing Proposal, (iii) failing to publicly reaffirm the Norcraft Board Recommendation within five business days of a written request by Fortune Brands (provided, however, that (A) such five business day period shall be extended for an additional five business days following any material modification to any Competing Proposal occurring after the receipt of Fortune Brands’ written request, (B) such reaffirmation may include such additional disclosures as would reasonably be necessary to satisfy the fiduciary duties of the board of directors of Norcraft or comply with applicable law and (C) Fortune Brands shall be entitled to make such a written request for reaffirmation only once for each Competing Proposal and once for each material amendment to such Competing Proposal), (iv) failing to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Competing Proposal subject to Regulation 14D under the Exchange Act within five business days after commencement of such Competing Proposal or (v) taking any action to exempt any person (other than Fortune Brands and its affiliates) from the provisions of any takeover statutes or similar federal or state law (any action described in clauses (i) through (v) a “Norcraft Adverse Recommendation Change”); or

•	approving or recommending, or proposing publicly to approve or recommend, or causing to authorize Norcraft or any of its subsidiaries to enter into, any Alternative Acquisition Agreement.

At any time prior to the Offer Acceptance Time, the Norcraft Board may effect an Norcraft Adverse Recommendation Change (and, solely with respect to a Superior Proposal (defined below), terminate the Merger Agreement only if (i) (A) a Competing Proposal (that did not result from a breach of the Merger Agreement) is made to Norcraft and not withdrawn and (B) the Norcraft Board determines in good faith, after consultation with its legal and financial advisors, that such Competing Proposal constitutes a Superior Proposal, and, after consultation with legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable law. In addition, the Norcraft Board may effect an Adverse Recommendation Change by withholding, withdrawing, modifying, amending or qualifying, or publicly proposing to withhold, withdraw, modify, amend or qualify, any part of the Norcraft Board Recommendation in a manner adverse to Fortune Brands or the Purchaser if the Norcraft Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

The Norcraft Board shall not make an Norcraft Adverse Recommendation Change or, with respect to a Superior Proposal, terminate the Merger Agreement, unless (i) Norcraft shall have first provided Fortune Brands written notice (“Notice of Superior Proposal”) to take such action, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal, and copies of any definitive documents, and which notice shall be given at least four business days prior to its taking such action (the “Notice Period”); (ii) Norcraft shall have, and shall have caused its legal counsel and financial advisors to, negotiate with Fortune Brands and its affiliates and representatives during the Notice Period in good faith (to the extent Fortune Brands desires to negotiate) to make such modifications to the terms and conditions of the Merger Agreement in the case of a Superior Proposal, so that the Merger Agreement results in a transaction no less favorable to the stockholders of Norcraft than such Competing Proposal that was deemed a Superior Proposal, and (iii) at the end of the four business day period, the Norcraft Board shall have determined in good faith, after consultation with its legal and financial advisors, taking into account any changes to the Merger Agreement proposed in writing by Fortune Brands and the Purchaser in response to Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. In the event of any amendment or modification to the financial terms or any other material terms of such Superior Proposal, the Norcraft Board shall, in each case, be required to submit a new Notice of Superior Proposal, commencing a new Notice Period, and Norcraft shall comply again with the requirements set forth in this paragraph with respect to the matching rights of Fortune Brands; provided, however, that all references to four business days in this paragraph shall, in each such event, be deemed to be two business days.

The Merger Agreement does not prohibit Norcraft or the Norcraft Board (or a duly authorized committee thereof) from (i) taking and disclosing to the stockholders of Norcraft a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act or (ii) making any “stop, look and listen” communication to the stockholders of Norcraft pursuant to Rule 14d-9(f) under the Exchange Act if the Norcraft Board has determined in good faith, in each case, after consultation with its legal advisors, that failure to do so would be inconsistent with the Norcraft Board’s fiduciary duties under applicable law, and none of such actions shall be a basis in itself for Fortune Brands to terminate the Merger Agreement for breach.

As used in the Merger Agreement, a “Competing Proposal” means mean any bona fide written proposal or offer (other than a proposal or offer by Fortune Brands or any of its subsidiaries), including any amendments, adjustments, changes, revisions and supplements thereto, from a person relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Norcraft or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Norcraft as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of 20% or more of the assets of Norcraft and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition in any manner, directly or indirectly, by any person of 20% or more of the issued and outstanding Shares, or (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of Shares or any class of equity or voting securities of Norcraft or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Norcraft as determined on a book-value basis.

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) that did not arise out of a breach of the non-solicitation provisions of the Merger Agreement made by a third party on terms that the Norcraft Board determines in good faith, after consultation with Norcraft’s financial and legal advisors, and considering all factors as the Norcraft Board (in consultation with its financial and legal advisors) considers to be appropriate (including financing risk, regulatory approval risk, the conditionality, timing and likelihood of consummation of such proposal and the experience and reputation of the proposed buyer) to be more favorable to Norcraft’s stockholders from a financial point of view than the Offer and the other Transactions (after giving effect to all adjustments to the terms thereof which may be offered by Fortune Brands in writing, including pursuant to its matching rights with respect to a Competing Proposal.

As used in the Merger Agreement, an “Excluded Party” means any person from which Norcraft received during the Go-Shop Period a written Competing Proposal that: (a) remains pending as of, and shall not have been withdrawn on or prior to, the Go-Shop Period End Date (or, for any date on or prior to the Go-Shop Period End Date, such Competing Proposal shall not have been withdrawn as of such date) and (b) the Norcraft Board reasonably determines in good faith on or prior to the Go-Shop Period End Date, after consultation with Norcraft’s financial and legal advisors, constitutes or is reasonably likely to result in a Superior Proposal (and Norcraft provides written notice to Fortune Brands of such determination promptly of such determination and, in any event, no later than the earlier of (x) two business days after such determination or (y) the Go-Shop Period End Date); provided, however, that a person that is an Excluded Party shall cease to be an Excluded Party (i) upon the withdrawal, termination or expiration of such Competing Proposal (as it may be amended, adjusted, changed, revised, extended and supplemented) or (ii) if, to the extent such person was a group, at any time after Go-Shop Period End Date, those persons who were members of such group immediately prior to the Go-Shop Period End Date cease to constitute at least 50% of the equity financing of such group.

Reasonable Best Efforts. The Merger Agreement requires Fortune Brands, the Purchaser and Norcraft to cooperate and use their reasonable best efforts to among other things:

•	cause the Transactions to be consummated;

•	obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary in connection with the consummation of the Transactions;

•	make all necessary registrations and filings (including filings with Governmental Authorities, if any) in connection with the Transactions;

•	defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or consummation of the Transactions performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and

•	obtain any other third party consents that are necessary, proper or advisable to consummate the Merger.

The Merger Agreement requires that each party (i) (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten business days after the date of the Merger Agreement. In addition, the Merger Agreement provides that Norcraft, on the one hand, and Fortune Brands and the Purchaser, on the other hand, agree to take promptly any and all reasonable steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions, including in the case of Fortune Brands and the Purchaser (and their respective affiliates), committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, that would otherwise have the effect of preventing or materially delaying the consummation of any of the Transactions; provided, however, that Fortune Brands and the Purchaser shall not be required to take any action which could reasonably be expected to materially impair the overall value of the resulting combined business of Fortune Brands, its subsidiaries and Norcraft, taken as a whole, following consummation of the Transactions.

For the purposes of the Merger Agreement, “Antitrust Laws” means the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws.

Pursuant to the Merger Agreement Norcraft, Fortune Brands and Norcraft are required to provide prompt written notice to the other party upon the occurrence of certain events, including

•	any notice or other communication received from any Governmental Authority in connection with the Merger Agreement or any of the Transactions;

•	any notice or other communication received from any person alleging that the consent, approval, permission or waiver of such person is or may be required in connection with any of the Transactions;

•	any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger Agreement or any of the Transactions;

•	any stockholder litigation relating to the Merger Agreement or the Transactions; and

•	the discovery by a party to this Merger Agreement of any fact, circumstance or event, the occurrence or non-occurrence of which could reasonably be expected to result in (i) the failure of any representation or warranty of such party contained in the Merger Agreement to be true or correct in all material respects at or prior to the closing of the Merger, (ii) any failure of such party to comply in all material respects with such party’s covenants or agreements contained in the Merger Agreement, or (iii) the failure of any of the conditions to the Offer or the Merger to be satisfied or the satisfaction of which to be materially delayed.

Public Announcements. The Merger Agreement provides that Fortune Brands and Norcraft shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement without the consent of the other (which consent shall not be unreasonably withheld or delayed), except as such party may reasonably conclude after consultation with outside legal counsel may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case such party shall consult with the other party about, and shall use its reasonable best efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and such comments will be considered in good faith; provided, however, that Fortune Brands may discuss the Merger Agreement and the Transactions, including their effect on Fortune Brands’ business and financial projections, with investors and analysts, including, without limitation, on its quarterly earnings calls, so long as Fortune Brands’ comments are not inconsistent with the press releases previously issued and agreed upon by the parties.

Takeover Laws. Pursuant to the Merger Agreement, each of Norcraft and the Norcraft Board has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law inapplicable to the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

Indemnification and Insurance. The Merger Agreement provides that, for a period of six years after the Effective Time, Fortune Brands and the Surviving Corporation will indemnify, defend and hold harmless each current and former director and officer of Norcraft and any of its subsidiaries to the same extent such individuals are indemnified as of the date of the Merger Agreement (including with respect to advancement of expenses) by Norcraft pursuant to Norcraft’s and any of its subsidiaries’ respective organizational documents and indemnification agreements, if any, in existence on the date of the Merger Agreement with such individuals for acts or omissions occurring prior to the Effective Time.

Prior to the Effective Time, Fortune Brands shall, or shall request Norcraft to, purchase and prepay a six-year “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement as maintained by Norcraft and its subsidiaries with respect to matters arising on or before the Effective Time (the “D&O Insurance”), covering without limitation the Transactions (the “Tail Policy”); provided, however, that if such “tail” policy is not available at a cost per year equal to or less than 250% of the aggregate annual premiums paid by Norcraft during the most recent policy year for the D&O Insurance, Fortune Brands or, at Fortune Brands’ request, Norcraft shall purchase the best coverage as is reasonably available for such amount. Fortune Brands shall cause the Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

In the event that Fortune Brands, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, provision shall be made so that the successors and assigns of Fortune Brands and the Surviving Corporation shall assume all of the indemnification and insurance obligations set forth above.

Litigation. Norcraft shall as promptly as reasonably practicable notify Fortune Brands in writing of, and shall give Fortune Brands the opportunity to participate (at Fortune Brands’ expense) in the defense and settlement of, any stockholder litigation relating to the Merger Agreement or the Transactions. The parties shall cooperate in good faith to address any such stockholder litigation. No compromise or full or partial settlement of any stockholder litigation shall be agreed to by Norcraft without Fortune Brands’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 16. Prior to the Offer Acceptance Time, Norcraft shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of Norcraft (including derivative securities with respect to such equity securities of Norcraft) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Norcraft, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Employee Matters. For Norcraft employees who are employed as of immediately prior to the Effective Time and who continue to be employed by the Surviving Corporation or its subsidiaries immediately after the Effective Time (“Norcraft Employees”), Fortune Brands shall provide customary service credit to the same extent as any Company Employee was entitled before the Effective Time (but not for equity plans or accruals under any defined benefit plans and except to the extent service credits will result in the duplication of benefits). Norcraft Employees will also be eligible to participate in any new employee benefit plan (“New Plan”) to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan. Fortune Brands shall waive all pre-existing condition exclusions and actively-at-work requirements of medical, vision or dental plans for Norcraft Employees and their covered dependents. In addition, Fortune Brands shall cause any eligible expenses incurred by Norcraft Employees under a Norcraft Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan.

Nothing in the Merger Agreement, express or implied, shall (i) confer upon any employee of Norcraft or any of its subsidiaries, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, or (ii) be interpreted to prevent or restrict Fortune Brands or the Surviving Corporation from terminating the employment of or modifying the terms of employment of any employee of Norcraft or any of its subsidiaries, including the amendment, adoption or termination of any employee benefit or compensation plan, program or arrangement, after the date of the Merger Closing.

Payoff Letter. The Merger Agreement provides that upon the request of Fortune Brands no later than the fifth business day prior to the Offer Acceptance Time, Norcraft will use reasonable best efforts to obtain customary payoff letters reasonably acceptable to Fortune Brands for indebtedness of borrowed money of Norcraft or any of its subsidiaries.

No Control of Other Party’s Business. Nothing in the Merger Agreement is intended to give Fortune Brands or Purchaser, directly or indirectly, the right to control or direct the operations of Norcraft or its subsidiaries prior to the Effective Time. Prior to the Effective Time, Norcraft shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each of Fortune Brands, the Purchaser and Norcraft to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the Effective Time of the following conditions:

•	no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger; and

•	the Purchaser (or Fortune Brands on the Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not withdrawn (collectively, the “Conditions to the Merger”).

Termination. The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

•	by the mutual written consent of Fortune Brands and Norcraft; or

•	by either of Fortune Brands or Norcraft:

•	if the Effective Time has not occurred by October 30, 2015 (the “End Date”) (provided that this termination right will not be available to any party whose failure to perform its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Offer or the Merger to have been consummated on or before such date) (an “End Date Termination”); or

•	if any law is enacted or any Governmental Authority issues an order prohibiting the other transactions contemplated by the Merger Agreement and such order shall have become final and non-appealable; provided that the terminating party shall have used its reasonable best efforts to have such order removed (and provided further that this termination right shall not be available to a party if the issuance of such final, non-appealable order was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement);

•	by Fortune Brands, at any time prior to the Effective Time:

•	if Norcraft breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in a failure of any of the conditions defined and described in Section 15—“Conditions to the Offer” or any Condition to the Merger and (ii) cannot be cured by Norcraft by the End Date or, if capable of being cured, has not been cured within thirty calendar days following receipt of written notice from Fortune Brands (a “Breach Termination”); provided that Fortune Brands will not have the right to terminate the Merger Agreement pursuant to this provision if the Offer Closing shall have occurred or if Fortune Brands or the Purchaser is then in material breach of any of its representations, warranties, covenants or other agreements thereunder such that the conditions to the Offer or Conditions to the Merger are unable to be satisfied;

•	if the Norcraft Board has effected an Norcraft Adverse Recommendation Change (a “Changed Recommendation Termination”); or

•	if Norcraft or any of its subsidiaries or any of their representatives shall have breached the go-shop or non-solicitation provisions in the Merger Agreement in any material respect (a “Go-Shop/Non-Solicitation Violation Termination”);

•	by Norcraft, at any time prior to the Effective Time:

•	if Fortune Brands or the Purchaser breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in a failure of any of the conditions defined and described in Section 15—“Conditions to the Offer” or any Conditions to the Merger and (ii) cannot be cured by Fortune Brands by the End Date or, if capable of being cured, has not been cured within thirty calendar days following receipt of written notice from Norcraft; provided that Norcraft will not have the right to terminate the Merger Agreement pursuant to this provision if the Offer Closing shall have occurred or if Norcraft is then in material breach of any representations, warranties, covenants or other agreements thereunder such that the conditions to the Offer or Conditions to the Merger are unable to be satisfied;

•

prior to the Offer Closing, if the Norcraft Board has determined to enter into a definitive acquisition agreement relating to a transaction that is a Superior Proposal under the go-shop or non-solicitation provisions of the Merger Agreement; provided that this termination right shall not be available to Norcraft if prior thereto Norcraft shall have materially breached any of the go-shop or non-solicitation provisions of the Merger Agreement or if Norcraft has not paid the Termination Fee (as defined below) to Fortune Brands or caused the Termination Fee to be paid to Fortune Brands in accordance with the terms of the Merger Agreement (a “Superior Proposal Termination”);

•	all conditions to the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Merger Closing), and Fortune Brands and the Purchaser fail to consummate the Merger within two business days following the date the Merger Closing should have occurred;

•	Fortune Brands and the Purchaser fail to timely commence the Offer or consummate the Offer after all of the conditions to the Offer have been satisfied or waived; or

•	during the period beginning on August 31, 2015 and ending on September 4, 2015, if on the date of termination certain regulatory approvals of the Merger shall not have been obtained (a “Regulatory Conditions Termination”).

Effect of Termination. In the event of the termination of the Agreement, written notice thereof shall be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made and the basis therefor is described in reasonable detail, and the Merger Agreement shall become null and void (other than confidentiality and certain other provisions, which shall survive such termination); provided, however, that, subject to the provisions below describing the Termination Fee (including the limitations on liability contained therein), no party shall be relieved or released from any liabilities or damages arising out of any material breach of the Merger Agreement. The Confidentiality Agreement and certain other provisions in the Merger Agreement shall survive in accordance with their terms the termination of the Merger Agreement.

Termination Fee. Norcraft will pay Fortune Brands a termination fee of $20,000,000 (the “Termination Fee”) under the following circumstances:

•	if the Merger Agreement is terminated (x) by Fortune Brands or Norcraft pursuant to an End Date Termination or (y) by Fortune Brands pursuant to a Breach Termination and (A) a Competing Proposal has been made to Norcraft after March 30, 2015 and has not been withdrawn prior to the termination of the Merger Agreement and (B) within twelve months after the termination of the Merger Agreement, Norcraft (1) enters into a definitive agreement for the consummation of a Competing Proposal and such Competing Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve-month period) or (2) consummates a Competing Proposal, then Norcraft shall pay, or cause to be paid, to Fortune Brands the Termination Fee concurrently with the consummation of such transaction arising from such Competing Proposal;

•	if Norcraft terminates the Merger Agreement pursuant to a Superior Proposal Termination, then Norcraft shall pay, or cause to be paid, to Fortune Brands the Termination Fee concurrently with such termination;

•	if Fortune Brands terminates the Merger Agreement pursuant to a Changed Recommendation Termination or Go-Shop/Non-Solicitation Violation Termination, then Norcraft shall pay, or cause to be paid, to Fortune Brands the Termination Fee not later than the second business day following such termination; or

•

if Norcraft terminates the Merger Agreement pursuant to Regulatory Conditions Termination, and within twelve months after the termination of the Merger Agreement, Norcraft (1) enters into a definitive agreement for the consummation of a Competing Proposal and such Competing Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve month period) or (2) consummates a Competing Proposal, then Norcraft shall pay, or cause to be paid, to

Fortune Brands the Termination Fee concurrently with the consummation of such transaction arising from such Competing Proposal (provided, however, that for purposes of this paragraph, the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”).

If (i) the Termination Fee becomes payable by Norcraft in connection with termination by Norcraft prior to May 29, 2015 (the “Cut-Off Date”) pursuant to a Superior Proposal Termination to accept a Competing Proposal from, or an Alternative Acquisition Agreement with, an Excluded Party and (ii) such termination occurs prior to the Cut-Off Date, then the Termination Fee shall be an amount equal to $10,000,000. In all other cases, the Termination Fee is $20,000,000.

Pursuant to the Merger Agreement, in no event will Norcraft be required to pay the Termination Fee on more than one occasion.

The Support Agreements

On March 30, 2015, concurrently with the execution of the Merger Agreement, certain persons holding Shares or the right to acquire Shares pursuant to exchange agreements for the exchange of LLC Units (Mark Buller, Herb Buller, Erna Buller, Philip Buller, David Buller, James Buller, SKM Equity Fund III, L.P., SKM Investment Fund, Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and BTO Trimaran, L.P.) (each a “Support Stockholder” and, collectively, the “Support Stockholders”), entered into tender and support agreements with Fortune Brands and the Purchaser, as amended (each a “Support Agreement” and, collectively, the “Support Agreements”) pursuant to which each Support Stockholder agreed, among other things and subject to the terms and conditions set forth therein, to (i) tender and not withdraw the Shares beneficially owned by such Support Stockholder promptly following the commencement of the Offer but not later than two (2) business days prior to the initial expiration date of the Offer (including any Shares that such Support Stockholder receives as a result of exercising Options or converting LLC Units or other securities) and (ii) vote such Shares against any action or agreement that would reasonably be expected in any material respect to impede, intervene with or prevent the Offer or the Merger. An aggregate of up to 10,586,377 Shares, or approximately 53.6% of the outstanding Shares (including LLC Units but excluding options), are subject to the Support Agreements. On April 13, 2015, Fortune Brands, the Purchaser and certain entities associated with Trimaran Capital L.L.C. entered into an amended and restated Support Agreement to correct a clerical error with respect to Schedule I to the original Support Agreement.

Each Support Agreement further provides that each Support Stockholder shall not, and shall not permit any of its representatives to, directly or indirectly initiate, solicit, propose, encourage or take any other action to facilitate any proposal that is or would reasonably be expected to lead to a Competing Proposal, enter into any agreement with respect to any Competing Proposal, or participate in any discussions regarding a Competing Proposal. The Support Agreement applies to the Support Stockholder solely in the Support Stockholder’s capacity as a holder of Shares, LLC Units, Options or other equity interests in Norcraft and not in the Support Stockholder’s capacity as a director, officer or employee of Norcraft or in such Support Stockholder’s capacity as a trustee or fiduciary of any Norcraft benefit plan or trust.

Each Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time of the Merger, (iii) the mutual written consent of Fortune Brands and the Supporting Stockholder thereto and (iv) any change to the terms of the Offer or Merger without the prior written consent of the Supporting Stockholder thereto that (A) reduces the number of Shares of subject to the Offer, (B) reduces the Offer Price, (C) amends, modifies or waives the Minimum Condition, (D) adds to the Offer Conditions or amends, modifies or supplements any Offer Condition in any manner adverse to the Supporting Stockholder, (E) except as required or permitted in the Merger Agreement, terminates, extends or otherwise amends or modifies the expiration date of the Offer or (F) changes the form of consideration payable in the Offer.

Upon termination of any of the Support Agreements, (i) all obligations of the parties under the terminating Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect hereof or the transactions contemplated thereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof and (ii) unless the terminating Support Agreement has terminated due to the completion of the Merger, Supporting Stockholders shall be permitted to withdraw their Shares tendered pursuant to the Offer; provided, however, that the termination of the terminating Supporting Agreement shall not relieve any party from liability for any intentional breach prior to such termination.

The foregoing summary is qualified in its entirety by reference to each Support Agreement, copies of which are filed as exhibits to the Schedule TO and each of which is incorporated herein by reference.

The Confidentiality Agreement

Norcraft and Fortune Brands entered into a confidentiality letter agreement, dated as of December 12, 2014 (the “Confidentiality Agreement”), pursuant to which Norcraft and Fortune Brands agreed that, subject to certain limitations, certain information related to the other party (the “Disclosing Party”) or its affiliates furnished to such party (the “Receiving Party”) or its affiliates and its and their respective representatives, shall be used by the Receiving Party and its representatives solely for the purpose of evaluating, negotiating and executing a possible negotiated transaction between or involving Fortune Brands and Norcraft and would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Fortune Brands also agreed, among other things, to certain “standstill” provisions that prohibit Fortune Brands and its representatives from taking certain actions with respect to Norcraft for a period ending on the earlier of (i) the one-year anniversary of the date of the Confidentiality Agreement or (ii) the date on which Norcraft or Norcraft’s security holders entered into a definitive agreement with a third party to engage in, or make a public announcement with respect to, the acquisition, whether by stock or asset purchase, merger, tender or exchange offer or otherwise, of all or substantially all of the assets of Norcraft or a majority of the outstanding voting securities of Norcraft. In addition, Norcraft and Fortune Brands agreed, subject to certain exceptions, that certain information, including information that related to Fortune Brands and Norcraft and the existence of a possible transaction involving Fortune Brands and Norcraft, shall be kept confidential.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as an exhibit to the Schedule TO.

Exclusivity Agreement

Norcraft and Fortune Brands entered into an exclusivity agreement, dated as of March 4, 2015 (the “Exclusivity Agreement”), pursuant to which Norcraft agreed that, during the period after March 4, 2015 and prior to the earlier of (i) April 3, 2015 and (ii) the execution of a definitive agreement between Norcraft and Fortune Brands (the “Interim Period”), Norcraft would not, and Norcraft would cause its affiliates and its and their respective representatives not to solicit or encourage the submission of any expression of interest or proposal relating to any acquisition of Norcraft, participate in discussions regarding any such proposal or provide to any third party a draft merger agreement or other definitive documentation with respect to any alternative transaction or a response to a draft merger agreement or other definitive documentation with respect to any alternative transaction, or enter into or consummate the transactions contemplated by any such agreement or documentation. At any time following March 19, 2015, Norcraft was permitted to terminate the Exclusivity Agreement if Fortune Brands had not on such date confirmed that it remained interested in pursuing a potential transaction. On March 17, 2015, a representative of Fortune Brands issued the necessary confirmation to a representative of Norcraft that Fortune Brands remained interested in pursuing a potential transaction.

The foregoing summary of the provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

13.	Purpose of the Offer; No Stockholder Approval; Plans for Norcraft.

Purpose of the Offer. The purpose of the Offer and the Merger is for Fortune Brands, through the Purchaser, to acquire control of, and the entire equity interest in, Norcraft, while allowing Norcraft’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. Pursuant to the Merger, Fortune Brands will acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. After completion of the Offer and the Merger, Norcraft will be an indirect wholly-owned subsidiary of Fortune Brands.

Stockholders of Norcraft who tender their Shares pursuant to the Offer will cease to have any equity interest in Norcraft or any right to participate in its earnings and future growth after the Offer Closing. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Norcraft. On the other hand, after tendering their Shares pursuant to the Offer or the subsequent Merger, stockholders of Norcraft will not bear the risk of any decrease in the value of Shares.

No Stockholder Approval. If the Offer is consummated, we do not anticipate seeking the approval of Norcraft’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action by the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Norcraft, in accordance with Section 251(h) of the DGCL.

Plans for Norcraft. If the Offer and Merger are consummated, at the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation will be amended to read as the Certificate of Incorporation and the Bylaws of the Purchaser read immediately prior to the Effective Time until thereafter changed or amended in accordance with applicable law, except that references to the Purchaser will be automatically amended and will become references to the Surviving Corporation. The Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Norcraft’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed. See “Section 12—The Transaction Agreements—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

Fortune Brands and the Purchaser are conducting a detailed review of Norcraft and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Fortune Brands and the Purchaser will continue to evaluate the business and operations of Norcraft during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Plans may change based on further analysis and Fortune Brands, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Norcraft Board reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Fortune Brands and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Norcraft, the disposition of securities of Norcraft, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Norcraft or its subsidiaries or the sale or transfer of a material amount of assets of Norcraft or its subsidiaries.

14.	Dividends and Distributions.

On March 30, 2015, immediately following the execution of the Merger Agreement, Norcraft entered into three tax receivable termination agreements (the “Tax Receivable Termination Agreements”) with shareholders and holders of LLC Units (the “TRA Counterparties”) of Norcraft and one of its subsidiaries, Norcraft Companies LLC, who hold rights to payments under tax receivable agreements (the “Norcraft TRAs”). The Norcraft TRAs as originally entered into prior to Norcraft’s initial public offering provide for early termination payments in a change of control transaction. The Tax Receivable Termination Agreements provide for payments of the amounts that would be paid if the Merger is consummated in satisfaction of the existing TRAs (the “TRA Termination Payments”) and confirm the termination of the TRAs upon such payments. The foregoing description of the Tax Receivable Termination Agreements is not complete and is qualified in its entirety by reference to the Tax Receivable Termination Agreements, copies of which are filed as exhibits to the Schedule 14D-9 and each of which is incorporated herein by reference.

The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, except as otherwise consented to by Fortune Brands in writing (which consent will not be unreasonably withheld, delayed or conditioned), Norcraft will not, and will not permit any of its subsidiaries to, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Shares or other equity interests, other than (i) dividends and distributions paid by any subsidiary of Norcraft to Norcraft or any wholly-owned subsidiary of Norcraft, (ii) tax distributions contemplated by the Limited Liability Company Agreement of Norcraft Companies, LLC and (iii) payments under the Norcraft TRAs (or substantially equivalent payments pursuant to the Tax Receivable Termination Agreements).

15.	Conditions to the Offer.

Capitalized terms used but not defined in this Section 15—“Conditions to the Offer” have the meanings ascribed to them in the Merger Agreement.

Notwithstanding any other terms or provisions of the Offer or the Merger Agreement, Purchaser will not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), will not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if:

•	the Minimum Condition has not been met;

•	(i) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of shares pursuant to the Offer or the consummation of the Merger shall not have expired or otherwise been terminated or (ii) the affirmative approval or clearance of Governmental Authorities required under Antitrust Laws of the United States relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger have not been obtained; or

•	any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

•	each of the representations and warranties of Norcraft set forth in (x) Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.3 (Capitalization), Section 3.4 (Authority Relative to the Agreement); Section 3.5 (No Conflicts; Required Filings and Consents), Section 3.23 (Opinion of Financial Advisor) and Section 3.25 (Brokers) shall be true and correct in all material respects as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•

the other representations and warranties of Norcraft set forth in the Merger Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of the Merger Agreement and as of the

Expiration Date with the same effect as though made on and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not have a Company Material Adverse Effect;

•	a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

•	Norcraft shall have failed to perform or comply in all material respects with its obligations required to be performed or complied with by it under the Merger Agreement;

•	since the date of the Merger Agreement, there shall have occurred any Company Material Adverse Effect that is continuing; or

•	the Merger Agreement shall have been terminated in accordance with the terms of the Merger Agreement.

The Merger Agreement provides that the foregoing conditions are in addition to, and not a limitation of, the rights of Fortune Brands and the Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The Merger Agreement further provides that the foregoing conditions are for the sole benefit of Fortune Brands and Purchaser, and, subject to the terms and conditions of the Merger Agreement and applicable Law, may be waived by Fortune Brands and the Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Condition). Any reference in this Section 15—“Conditions to the Offer” or in the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The failure by Fortune Brands or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Fortune Brands’ and the Purchaser’s review of publicly available filings by Norcraft with the SEC and other information regarding Norcraft, Fortune Brands and the Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Norcraft and that might be adversely affected by the acquisition of Shares by the Purchaser or Fortune Brands pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or Fortune Brands pursuant to the Offer. In addition, except as set forth below, Fortune Brands and the Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Fortune Brands’ and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Fortune Brands and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Norcraft’s or Fortune Brands’ business or that certain parts of Norcraft’s or Fortune Brands’ business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 15—“Conditions to the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Fortune Brands by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On April 13, 2015, the parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on April 28, 2015, unless earlier terminated by the FTC and the Antitrust Division or Fortune Brands receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Fortune Brands’ substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Although Norcraft is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Norcraft’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking a court order (i) to enjoin the purchase of Shares in the Offer and the Merger, (ii) to require the divestiture of Shares purchased in the Offer and Merger or (iii) to require the divestiture of substantial assets of Fortune Brands, Norcraft or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions to the Offer.”

No Stockholder Approval. Norcraft has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Norcraft and the consummation by Norcraft of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Norcraft, and no other corporate proceedings on the part of Norcraft are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than the filing and recordation of appropriate merger documents as required by the DGCL). If the Offer is consummated, we do not anticipate seeking the approval of Norcraft’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Norcraft, Fortune Brands and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Norcraft to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. Norcraft has elected in its amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL.

Norcraft has represented to us in the Merger Agreement that the Norcraft Board (at a meeting or meetings duly called and held) has approved, for purposes of the DGCL and any other “interested stockholder” or other similar statute or regulation that might be deemed applicable, the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same as, more than or less than the price that the Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is April 14, 2015), deliver to Norcraft at the address indicated below, a demand in writing for appraisal of such Shares, which demand must reasonably inform Norcraft of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Norcraft’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Fortune Brands nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17.	Fees and Expenses.

Fortune Brands and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary for the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Fortune Brands nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Fortune Brands and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9—“Certain Information Concerning Fortune Brands and the Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Norcraft’s stockholders. Any solicitation that the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Fortune Brands, the Purchaser, Norcraft or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Fortune Brands or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Tahiti Acquisition Corp.

April 14, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

FORTUNE BRANDS AND THE PURCHASER

The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Fortune Brands and the Purchaser and certain other information are set forth below. The business address of each director and executive officer of Fortune Brands and the Purchaser is c/o Fortune Brands Home & Security, Inc., 520 Lake Cook Road, Deerfield, Illinois 60015, and the current phone number is (847) 484-4400.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Michael P. Bauer United States President, Master Lock Company LLC	Mr. Bauer has served as President of Master Lock Company LLC since December 2014. From April 2011 through December 2014, Mr. Bauer served as the President of the U.S. Businesses at Moen Incorporated, a subsidiary of Fortune Brands. Mr. Bauer served as the Vice President and General Manager of U.S. Retail at Moen Incorporated from January 2010 to April 2011.

Robert K. Biggart United States Senior Vice President, General Counsel & Secretary, Fortune Brands; Vice President and Assistant Secretary, Tahiti Acquisition Corp.	Mr. Biggart has served as Senior Vice President, General Counsel and Secretary of Fortune Brands since December 2013. From March 2005 through December 2013, Mr. Biggart served as Senior Vice President—General Counsel of PepsiCo Americas Beverages, a business division of PepsiCo, Inc., a global food and beverage company.

Richard A. Goldstein United States Director of Fortune Brands	Mr. Goldstein retired in May 2006. He served as Chairman and Chief Executive Officer of International Flavors and Fragrances Inc., a manufacturer of flavor and fragrance products, prior thereto. Mr. Goldstein also serves as a director of Fiduciary Trust Company International.

Sheri R. Grissom United States Senior Vice President, Human Resources, Fortune Brands	Ms. Grissom has served as Senior Vice President—Human Resources of Fortune Brands since February 2015. Ms. Grissom served as Executive Vice President—Global Human Resources of Actuant Corporation, a diversified industrial company, from October 2010 to January 2015. Prior to that she served as President, Human Resources of Johnson Controls, Inc.

Ann Fritz Hackett United States Director of Fortune Brands	Ms. Hackett has served as President of Horizon Consulting Group, LLC, a strategic and human resource consulting firm, since 1996. Ms. Hackett also serves as a director of Capital One Financial Corporation.

Christopher J. Klein United States Director of Fortune Brands Chief Executive Officer, Fortune Brands; Director, Tahiti Acquisition Corp.	Mr. Klein has served as Chief Executive Officer and a member of the Board of Fortune Brands since January 2010. Prior to that, he served as President and Chief Operating Officer of Fortune Brands.

David B. Lingafelter United States President, Moen Incorporated	Mr. Lingafelter has served as President of Moen Incorporated, a subsidiary of Fortune Brands, since October 2007.

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Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Dan Luburic United States Vice President, Corporate Controller, Fortune Brands	Mr. Luburic has served as Vice President—Corporate Controller of Fortune Brands since October 2011. Prior to that, Mr. Luburic served as Assistant Corporate Controller of the former parent company of Fortune Brands from December 2007 through September 2011.

A. D. David Mackay United Kingdom and New Zealand Director of Fortune Brands	Mr. Mackay retired in January 2011. He served as President and Chief Executive Officer and a member of the Board of Kellogg Company, a packaged food manufacturer, from 2006 until his retirement. Mr. Mackay also serves as a director of Keurig Green Mountain, Inc. and Woolworths Limited.

John G. Morikis United States Director of Fortune Brands	Mr. Morikis has served as President and Chief Operating Officer of The Sherwin-Williams Company, a manufacturer of paint and coatings, since 2006.

David M. Randich United States President, MasterBrand Cabinets, Inc.; Director & President, Tahiti Acquisition Corp.	Mr. Randich has served as President of MasterBrand Cabinets, Inc., a subsidiary of Fortune Brands, since October 2012. From November 2007 to October 2012, Mr. Randich served as President of Therma-Tru Corp., a subsidiary of Fortune Brands.

Mark Savan United States President, Fortune Brands Doors, Inc.	Mr. Savan has served as President of Fortune Brands Doors, Inc., a subsidiary of Fortune Brands, since January 2013. Mr. Savan has also served as President of Therma-Tru Corp., a subsidiary of Fortune Brands, since October 2012. He served as President of Fortune Brands Windows, Inc., a former subsidiary of Fortune Brands, from October 2006 to September 2014.

David M. Thomas United States Non-Executive Chairman and Director of Fortune Brands	Mr. Thomas retired in March 2006. He served as Chairman and Chief Executive Officer of IMS Health Incorporated, a provider of information solutions to the pharmaceutical and healthcare industries, prior thereto. Mr. Thomas also serves as a director of The Interpublic Group of Companies, Inc. and as a member of the Board of Trustees of Fidelity Investments.

Ronald V. Waters, III United States Director of Fortune Brands	Mr. Waters retired in May 2010. He served as President and Chief Executive Officer and as a director of LoJack Corporation, a provider of tracking a recovery systems, from January 2009 until his retirement. Mr. Waters also serves as a director of HNI Corporation and Paylocity Holding Corp.

Norman H. Wesley United States Director of Fortune Brands	Mr. Wesley retired in October 2008. He served as Chairman of the Board of Fortune Brands, Inc., a consumer products conglomerate, from January 2008 until his retirement. Prior to that he served as Chairman and Chief Executive Officer of Fortune Brands, Inc. Mr. Wesley also serves as Non-executive Chairman of Keurig Green Mountain, Inc. and as a director of Acuity Brands, Inc.

E. Lee Wyatt, Jr. United States Senior Vice President and Chief Financial Officer, Fortune Brands; Director, Tahiti Acquisition Corp.	Mr. Wyatt has served as Senior Vice President and Chief Financial Officer of Fortune Brands since July 2011. Mr. Wyatt served as Executive Vice President, Chief Financial Officer of Hanesbrands Inc., a global consumer goods company, from September 2006 to June 2011.

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The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at its telephone number and addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833